UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 8)*

THE STANDARD REGISTER COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

853887206
(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
(203)542-4200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

March 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13D
1		NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,647,233

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

1,647,233

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1 This percentage is calculated based upon 8,227,050 shares of common stock outstanding as of September 28, 2014 as reported in the Issuer's Form 10-Q filed October 31, 2014.

13D

1		NAMES OF REPORTING PERSONS

Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,647,233

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,647,233

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D

1		NAMES OF REPORTING PERSONS

Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,647,233

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,647,233

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,233

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

20.0[1]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Explanatory Note

This Amendment No. 8 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 12, 2013, as amended by Amendment No. 1 to Schedule 13D filed on October 28, 2013, as amended by Amendment No. 2 to Schedule 13D filed on April 21, 2014, as amended by Amendment No. 3 filed on May 12, 2014, as amended by Amendment No. 4 filed on June 16, 2014, as amended by Amendment No. 5 filed on December 9, 2014 and as amended by Amendment No. 6 filed on December 31, 2014, as amended by Amendment No. 7 filed on January 23, 2015 (as amended, the "Schedule 13D").  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Asset Purchase Agreement

On March 12, 2015, the Issuer and all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Court"). On the same day, Standard Acquisition Holdings, LLC ("SAH"), which was formed on behalf of the lenders party to the First Lien Credit Facility by Silver Point Finance, LLC, as agent under the First Lien Credit Facility, entered into an Asset Purchase Agreement with the Issuer and all of its subsidiaries (the "APA") pursuant to which, SAH agreed to purchase substantially all of the assets of the Issuer and the Issuer's subsidiaries. The purchase consideration includes (i) cash consideration necessary to discharge certain of the Issuer's pre-petition secured indebtedness and the Issuer's post-petition debtor-in-possession indebtedness, (ii) a credit bid of amounts owing under the First Lien Credit Facility, and (iii) the assumption of certain liabilities. The estimated total purchase price is $275,000,000. The APA will serve as the stalking horse bid in an auction of all or substantially all of the assets of the Issuer and its subsidiaries and is subject to approval of the Court and certain other contingencies and conditions, including, without limitation, overbid by third parties, and in connection with certain contingences and conditions, including an overbid by third parties, SAH may be entitled to a break-up fee and/or expense reimbursement.

The foregoing description of the APA is qualified in its entirety by reference to the full text of the APA, a copy of which is attached to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2015, as Exhibit 2.1 and incorporated herein by reference.

DIP Credit Agreement

In connection with the Issuer's and its subsidiaries' bankruptcy filing, Silver Point Finance, LLC and two of its affiliates, SPCP Group, LLC and SPCP Group III, LLC (collectively, the "DIP Lenders"), entered into a Super-Priority Debtor In Possession Delayed Draw Term Loan Credit Agreement, dated as of March 12, 2015 (the "DIP Credit Agreement"), by and between the Issuer and all of its subsidiaries, as borrowers, the subsidiary guarantors from time to time parties thereto and the various financial institutions and other persons from time to time parties thereto, pursuant to which the DIP Lenders provided to the Issuer funding of up to $30,000,000 on a secured, super-priority basis. The DIP Credit Agreement contains covenants and restrictions on the incurrence of liens, the incurrence of indebtedness and other customary covenants. The maturity date of the DIP Credit Agreement is September 8, 2015, subject to shortening as a result of the occurrence of any event of default. Interest on the DIP Credit Agreement will be payable at a per annum rate equal to LIBOR plus 950 basis points or an alternate base rate, defined in the DIP Credit Agreement, plus 850 basis points.

The foregoing description of the DIP Credit Agreement is qualified in its entirety by reference to the full text of the DIP Credit Agreement, a copy of which is attached to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2015, as Exhibit 10.2 and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description of Exhibit
1.	Joint Filing Agreement, dated March 16, 2015.
2.
Asset Purchase Agreement, dated as of March 12, 2015, the Issuer and certain subsidiaries of the Issuer and Standard Acquisition Holdings, LLC. (Incorporated herein by reference to Exhibit 2.1 to The Standard Register Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2015).

3.
Super-Priority Debtor In Possession Delayed Draw Term Loan Credit Agreement, dated as of March 12, 2015, by and among The Standard Register Company and certain of its subsidiaries, as borrowers, the subsidiary guarantors from time to time parties thereto and the various financial institutions and other persons from time to time parties thereto. (Incorporated herein by reference to Exhibit 10.2 to The Standard Register Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2015).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2015
SILVER POINT CAPITAL, L.P.

By:	/s/Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory
/s/ Frederick H. Fogel (as attorney-in-fact on behalf of
Edward A. Mulé, individually)
Edward A. Mulé, Individually
/s/ Frederick H. Fogel (as attorney-in-fact on behalf of
Robert J. O'Shea, individually)
Robert J. O'Shea, Individually

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: March 16, 2015
SILVER POINT CAPITAL, L.P.

By:	/s/Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory
/s/ Frederick H. Fogel (as attorney-in-fact on behalf of
Edward A. Mulé, individually)
Edward A. Mulé, Individually
/s/ Frederick H. Fogel (as attorney-in-fact on behalf of
Robert J. O'Shea, individually)
Robert J. O'Shea, Individually